900 King Street Suite 100 Rye Brook, NY 10573	Tel 914.307.7000 Fax 914.307.4044

May 8, 2007

Mr. Kevin Woody

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	World Monitor Trust III – Series J
Form 10-K for the fiscal year ended December 31, 2006
File No. 0-51651

Dear Mr. Woody

We acknowledge receipt of your letter dated April 24, 2007 in regards to the Form 10-K for the fiscal year ended December 31, 2006 for World Monitor Trust III – Series J (“Series J”).

Following are our responses to your questions requesting clarification:

1.	Report of Independent Registered Public Accounting Firm.

SEC Comment:

Supplementally, tell us the city and state where your accountant’s report was issued. In future filings, please have your accountants provide this information within their accountants’ report as required by Rule 2-02 of Regulation S-X.

Response:

Deloitte & Touche LLP (“D&T”) is Series J’s Independent Registered Public Accounting Firm. D&T’s report was issued from New York, New York. In future filings, we will ensure that our auditors include this information within their accountants’ report as required by Rule 2-02 of Regulation S-X.

2.	Note 1. Organization – Exchanges, Redemptions and Termination.

SEC Comment:

As the decision to redeem or exchange units is in the hands of your unitholders, it appears that you will be unable to predict the level of redemptions or exchanges that will occur in the future. Please tell us what effects SFAS 150 may have on your financial statements as it appears that when your unitholders elect to redeem their units that such units would be considered mandatorily redeemable. In your response, please specifically address how you account for redemption requests received after the deadline established for processing such requests.

Response:

A Unitholder may voluntarily redeem or exchange any or all of his, her or its Units as of the close of business on the last Business Day of any calendar month, beginning with the end of the first month following such Unitholder’s purchase of such Units, at Net Asset Value, provided that the Request for Redemption is received by the Managing Owner at least five (5) Business days prior to the end of such month excluding the last Business Day of the month. The Request for Redemption will become effective as of the close of business on the last Business Day of that calendar month.

Under SFAS 150, a Request for Redemption is recorded in Series J’s financial statements as redemption payable. Requests for Redemptions received after the deadline (unless the notification deadline is waived for extraordinary circumstances) are treated as a Request for Redemption for the next Redemption Date.

3.	Note 2. Summary of Significant Accounting Policies – Offering Costs

SEC Comment:

We note your disclosure regarding offering costs which indicates that the Managing Owner advanced initial offering costs totaling $1,450,801. Please tell us if this amount represents the amount of initial offering costs which Series J must repay or if this is the amount spent on behalf of all series within World Monitor Trust III. Please tell us and disclose the total portion to be reimbursed by Series J and the amount outstanding as of the end of each fiscal year.

Response:

The initial offering costs of $1,450,801 advanced by the Managing Owner was for World Monitor Trust III as a whole, not for any specific series of the Trust. Of that amount, Series J was allocated $1,380,738.61, of which $298,072.33 was paid by Series J to the Managing Owner as of December 31, 2006, leaving $1,082,666.28 payable by Series J to the Managing Owner subject to a maximum re-imbursement of 0.50% per annum and other restrictions as disclosed in the Trust Agreement.

4.	Note 2. Summary of Significant Accounting Policies – Offering Costs

SEC Comment:

We note your disclosure regarding both initial offering costs and “ongoing offering costs.” Please tell us how you have complied with paragraph 8.24 of the AICPA Audit and Accounting Guide, Audits of Investment Companies.

Response:

In regards to paragraph 8.24 of the AICPA’s Audit and Accounting Guide, Audits of Investment Companies, the Managing Owner sought advice and counsel on existing practices in seeking fairness for the investors of Series J in regards to Offering Costs. Based on this advice and counsel, the Managing Owner incurs the expense upfront and Series J will re-imburse the Managing Owner subject to a maximum re-imbursement of 0.50% per annum and other restrictions as disclosed in the Trust Agreement.

5.	Note 2. Investments in Trading Vehicles

SEC Comment:

We note that your investments in each of the three trading vehicles represented approximately 92%, 76% and 99% of the net asset values of the trading vehicles as of December 31, 2006 and you received voting interests in the trading vehicles as a result of your investments. Please provide to us and disclose your consolidation policies regarding the trading vehicles. In your response, please address the relevant portions of FIN 46(R).

Response:

Series J invests substantially all of its assets in the Trading Vehicles, which were established as Master Funds in a Master/Feeder structure. Under the existing provisions of FIN 46(R), Series J is exempt from consolidating its investments in the Trading Vehicles at this time as the effective date of FIN 46(R) as applicable to investment companies has been deferred while the AICPA finalizes its proposed Statement of Position. Series J records the pro-rata portion of net income allocated from the Trading Vehicles and its investments in the Trading Vehicles on its financial statements in accordance with the specialized accounting guidance included in the AICPA Audit and Accounting Guide, Audits of Investment Companies. Reference to this deferral is found in paragraph 36 of FIN 46(R).

6.	Exhibits 31.1 and 31.2

SEC Comment:

We note that the identification of a certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

In Series J’s future filings, Series J will remove the individual’s title of the certifying individual at the beginning of the certification so we are in compliance with Exchange Act Rule 13a-14(a).

Finally in connection with our response, Series J acknowledges:

a.	Series J is responsible for the adequacy and accuracy of the disclosures in the filing.
b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and
c.	Series J may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 8, 2007	By:	/s/ David K. Spohr
Name: David K. Spohr
Title: Senior Vice President and Director of Fund Administration (Principal Financial/Accounting Officer)